Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 7, 2010

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ply Gem Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-167193)

Ladies and Gentlemen:

On behalf of Ply Gem Holdings, Inc., a Delaware corporation (the “Company”), we are writing in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from Pamela A. Long dated August 24, 2010 (the “Comment Letter”) regarding the Registration Statement (the “Registration Statement”) on Form S-1 of the Company referenced above.  For your convenience, the discussion below is presented in the order of the numbered comments in the Comment Letter.   Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2 to the Registration Statement filed with the Commission on August 5, 2010.  The responses below will be reflected, as applicable, in the Company’s next pre-effective amendment to the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please provide updated financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

Response to Comment 1

The next pre-effective amendment to the Registration Statement will be revised in response to the Staff’s comment to provide updated financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

2.	Please be advised that we may have additional comments when you determine the initial offering price and complete the blanks throughout the filing.

Response to Comment 2

The Company understands that the Staff may have additional comments once the price range for the initial offering price is determined and the blanks throughout the Registration Statement are completed.

3.
We note your response to comment one in our letter dated July 26, 2010.  In order for investors to fully understand the historical financing of you and your parent, please revise the notes to the pro forma financial statements to address the terms of the debt held by your parent, including some of the information you provided in the second paragraph of your response to comment 13 in our letter dated June 24, 2010.  Also, please disclose your parent’s historical results for the years ended December 31, 2008 and 2007.

Response to Comment 3

The next pre-effective amendment to the Registration Statement will be revised in response to the Staff’s comment regarding the debt held by Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”) as well as the disclosure of Ply Gem Prime’s historical results for the years ended December 31, 2008 and 2007.  The notes to the pro forma balance sheets will also be revised to include the following new note describing the terms of the debt:

(h)  On February 12, 2004, as part of the initial capitalization of Ply Gem Prime, Ply Gem Prime issued $68.4 million of 10% Subordinated Notes (the “Prime Subordinated Notes”) to affiliates of CI Capital Partners to fund the Ply Gem Industries acquisition from Nortek.  The Prime Subordinated Notes mature on February 12, 2015 and bear interest at 10% per annum.   Pursuant to the terms of the agreement governing the Prime Subordinated Notes, interest is added to the outstanding principal amount semi-annually on June 30 and December 31 of each year.  The proceeds from the issuance of the Prime Subordinated Notes were contributed by Ply Gem Prime to Ply Gem Holdings to finance the 2004 acquisition.  Accordingly, the $68.4 million has been recorded as additional paid in capital in the Ply Gem Holdings’ consolidated balance sheet and Ply Gem Prime has recorded the Prime Subordinated Notes as long-term debt due to related parties.  The balance of the Prime Subordinated Notes has increased to $123.3 million, which includes cumulative interest as of April 3, 2010.  The interest expense recorded on Ply Gem Prime’s financial statements reflects the interest on the Prime Subordinated Notes.

The next pre-effective amendment to the Registration Statement will also be revised to include the historical results of Ply Gem Prime for the years ended December 31, 2008 and 2007.  The following table will be inserted into the revised notes to the pro forma income statement for the year ended December 31, 2009.

(D)  Ply Gem Prime’s unaudited financial results for the years ended December 31, 2008 and 2007 are presented in the table below to provide an understanding of the activity at the parent level.  As a result of the Reorganization Transactions and corresponding capitalization changes, the continuing financial impact of Ply Gem Prime will be eliminated.  After the Reorganization Transactions, the Company’s only continuing financial activity will consist of activity occurring solely at Ply Gem Holdings and its subsidiaries.

PLY GEM PRIME HOLDINGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands)
	For the year ended December 31,
	2008	2007
	(unaudited)	(unaudited)
Net sales	$-	$-
Costs and expenses:
Cost of products sold	-	-
Selling, general and administrative expenses	-	-
Amortization of intangible assets	-	-
Total costs and expenses	-	-
Operating loss	-	-
Foreign currency gain	-	-
Interest expense	(10,143)	(9,200)
Interest income	-	-
Gain on extinguishment of debt	-	-
Income (loss) before equity in subsidiary (loss)	(10,143)	(9,200)
Equity in subsidiary's income (loss)	(498,475)	4,982
Loss before provision for income taxes	(508,618)	(4,218)
Provision for income taxes	-	-
Net loss	$(508,618)	$(4,218)

Consolidated Financial Statements

Note 5. Long-Term Debt, page F-81

4.
We note your response to comment five in our letter dated July 26, 2010, and the information you provided in your prior response to comment 41 in our letter dated June 24, 2010.  Please revise your disclosures related to the gain you recorded on debt extinguishment to disclose when, how and for how much the related parties acquired your debt and to clarify how you determined the value of the equity you issued.

Response to Comment 4

The next pre-effective amendment to the Registration Statement will be revised in response to the Staff’s comment regarding the long-term debt footnote to include disclosures regarding when and for how much the related parties acquired the Company’s debt.  The excerpt of the long-term debt footnote will be modified as follows:

9.00% Senior Subordinated Notes due 2012

Concurrently with the acquisition of Ply Gem Industries on February 12, 2004, Ply Gem Industries issued $225.0 million aggregate principal amount of its 9% Senior Subordinated Notes due 2012, which were guaranteed by Ply Gem Holdings and the domestic subsidiaries of Ply Gem Industries.  Subsequently, in August 2004, in connection with the MW acquisition, Ply Gem Industries issued an additional $135.0 million of 9% Senior Subordinated Notes, which were guaranteed by Ply Gem Holdings and the domestic subsidiaries of Ply Gem Industries, including MWM Holding and its subsidiaries.  Ply Gem Industries paid interest semi-annually on February 15 and August 15 of each year.

Caxton-Iseman (Ply Gem) III, L.P. (“CI III”) and Caxton-Iseman (Ply Gem) IV, L.P. (“CI IV” and, together with CI III, the “CI Noteholders”) are affiliates of the CI Partnerships.  During 2009, the CI Noteholders purchased approximately $281.3 million principal amount of Ply Gem Industries’ 9% Senior Subordinated Notes due 2012.  The following table sets forth details regarding the purchases of the 9% Senior Subordinated Notes by the CI Noteholders that were made during 2009:

Summary of Subordinated Notes Held by Affiliates of CI Capital Partners, L.P.

(Amounts in thousands)
		Purchase price		Accrued	Total
Acquisition date	Face amount	per $1.00 of notes	Subtotal	Interest	Purchase Price
March 2009	$184,632	$0.345	$63,734	$1,800	$65,534
July 2009	50,000	0.256	12,800	0	12,800
October 2009	14,254	0.600	8,552	243	8,795
October 2009	8,000	0.675	5,400	142	5,542
October 2009	2,950	0.660	1,947	49	1,996
October 2009	13,875	0.750	10,406	253	10,659
October 2009	6,000	0.740	4,440	110	4,550
October 2009	1,061	0.711	754	20	774
November 2009	72	0.720	52	2	54
November 2009	250	0.730	183	5	188
November 2009	200	0.730	146	4	150
	$281,294		$108,414	$2,628	$111,042

In connection with the issuance of $150.0 million aggregate principal amount of 13.125% Senior Subordinated Notes due 2014 on January 11, 2010 (see description in corresponding section below), Ply Gem Industries redeemed approximately $141.2 million aggregate principal amount of the 9% Senior Subordinated Notes on February 16, 2010 at a redemption price of 100% of the principal amount thereof plus accrued interest.  The Company accounted for this transaction as a debt extinguishment.  In addition to this debt extinguishment, approximately $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes held by the CI Partnerships were transferred to the Company’s indirect stockholders and ultimately to Ply Gem Prime Holdings, the Company’s indirect parent company.  Such notes were then transferred to Ply Gem Holdings and then to Ply Gem Industries as a capital contribution and cancelled on February 12, 2010.  As such, these 9% Senior Subordinated Notes were not outstanding as of April 3, 2010.

Gain on extinguishment of debt

As a result of the $141.2 million redemption of the 9% Senior Subordinated Notes on February 16, 2010, the Company recognized a loss on extinguishment of debt of approximately $2.2 million related predominantly to the write off of unamortized debt issuance costs.  On February 12, 2010, the CI Noteholders contributed $218.8 million of the 9% Senior Subordinated Notes to the Company in exchange for equity of Ply Gem Prime valued at approximately $114.9 million, consisting of 719,362 shares of common stock and 57,380 shares of senior preferred stock.  The Company concluded that the $80.00 price per common share and the $1,000.00 price per preferred share used to calculate the shares issued in the exchange transaction were equal to the fair values of such shares.  The fair values were determined based on the value of other equity sales occurring during the first quarter of 2010, which reflect the closest equity transactions to the debt contribution.  As a result of this transaction, the Company recognized a gain on extinguishment of approximately $100.4 million, including the write off of unamortized debt issuance costs of approximately $3.5 million.  The $98.2 million net gain on debt extinguishment was recorded within other income (expense) separately in the condensed consolidated statement of operations for the period ended April 3, 2010.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy, Esq.

cc:  Shawn K. Poe
       Timothy D. Johnson, Esq.
       Ply Gem Holdings, Inc.

       Stephen L. Burns, Esq.
       William J. Whelan III, Esq.
       Cravath, Swaine & Moore, LLP